SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on May 20, 2016, an Official Letter of Comissão de Valores Mobiliários ("CVM") No.  224/2016/CVM/SEP/GEA-1, requesting clarification about the news published by the newspaper Valor Economico, Business section, under the heading: "Late 20-F with the SEC has no immediate financial impact on Eletrobras", as transcribed in the end of this Announcement.

In response to the mentioned Official Letter, the Company clarifies its shareholders and the market in general the following:

1. The news is related to all the information already provided by the Company through the Relevant Fact of May 17, 2016 and Market Announcement of May 18, 2016;

2. Through the above mentioned clarifications disclosed to the market, the Company clarified that: (i) During the process of delisting the Company with the New York Stock Exchange ("NYSE"), the Company intends to submit all appropriate resources to avoid delisting and that the firm Hogan Lovells is working to complete the ongoing investigations independently, providing that the Company is able to file their forms 20F; (ii) The American Depositary Shares ("ADS") issued by the Company can now be traded in the market Over the Counter ("OTC") through the tickers EBRBY and EBRYY;

3. The Company also keeps its ADS level II program, since the NYSE's final decision on the delisting has not occurred and, in addition, if the Company is in a position to file the Form 20F for the year 2014 before the conclusion of this process, wishes to request the maintenance of its listing from the NYSE;

4. As regards the information contained in the report in question, the Board of Directors of the Company has position that related to a possible capital increase should be aimed at improving the conditions of the Eletrobras distribution companies, we clarify that, as Administration Proposal of 164th Shareholders General Meeting and market announcement of May 18, 2016, among others have reported, the Board of Directors issued its opinion, on the occasion of the 164th Shareholders General Meeting, the renewal of concessions of Eletrobras distribution companies named Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, were conditioned to capital contribution to be made directly by the Federal Government in these companies, and also the immediate sale of those distributors.

MARKET ANNOUNCEMENT

5. Whereas the decision on the renewal of such concessions was postponed by the 164th Shareholders General Meeting, Eletrobras is conducting new studies, by an independent firm to evaluate these distribution companies and the conditions under which could renew the concessions, in order to refer the matter to the a new Extraordinary General Meeting to be convened within the period established in Provisional Measure 706 of December 28, 2015.

Rio de Janeiro, May 23, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

Free translation of the Official Letter CVM 224/2016/CVM/SEP/GEA-1

"Subject: News about clarification requested

1.       We refer to the article published today in the newspaper Valor Economico, Businesssection, under the title "Late 20-F with the SEC has no immediate financial impact on Eletrobras", which contains the following statement:

Eletrobras is not obligated to redeem the shares receipts (ADRs) traded on the NYSE if the delisting process take effect. The company explained yesterday in a market announcement that it should change its ADR program to Level I, allowing shares to be traded in the OTC market in the US.

‘Once the company has conditions to file the 20-F Form, will ask the Nyse your relistagem (or its maintenance in the case of filing of the Form 20-F occurs during the suspension process), returning to have an ADR program level II’, says Eletrobras.

[...]

Yesterday, the Eletrobras Board of Directors met to discuss the non-delivery of the 20-F with the SEC and the ADRs trading suspension. According to a source with knowledge of the matter, the current lineup of the board would only accept a capital increase if it were aimed at improving the conditions of the group's distributors.

2.       In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact,as well as clarify how will be treated the ADS cancellation requests made before and after admission to trading of the securities on the American OTC market and, finally, review other information considered important on the subject.

3.       This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

MARKET ANNOUNCEMENT

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.